12 March 2002
Ref Number: 15/02


BHP BILLITON SIGNS LNG SALES AND PURCHASE AGREEMENT WITH OSAKA GAS


BHP Billiton today announced it had signed a Sales and Purchase
Agreement with Osaka Gas Company Ltd of Japan for the purchase and supply of liquefied natural gas (LNG) from the North West Shelf (NWS) in Western Australia.

The agreement was signed by the six NWS LNG Sellers and covers the supply of one million tonnes of LNG per annum (mtpa) for a period of 30 years starting in 2004.

Osaka Gas is an existing long-term customer of NWS LNG and is based in the Kansai region of Western Japan.

The agreement with Osaka Gas follows the Letter of Intent (LOI) signed in January 2001, and is the second in a series of Sales and Purchase Agreements to be signed for supply of LNG from the North West Shelf Venture's LNG expansion project.

The project includes a fourth LNG processing train at the Venture's gas processing facilities on the Burrup Peninsula, Western Australia, and a second trunkline from the North Rankin platform to shore.
First LNG from the fourth train is scheduled for mid-2004.

The agreement with Osaka Gas is the latest in several recent agreements with other Japanese customers:

- A Letter of Intent with Tohoku Electric Co. Ltd. on 5 February 2001 for 0.4 mtpa of LNG, starting 2005;

- A Letter of Intent with Kyushu Electric Power Co. Inc. on 28 March 2001 for the supply of 0.5 million mtpa of LNG, starting April 2006;

- A Key Terms Agreement with Shell Gas and Power on 15 May 2001 for the supply of up to 3.7 million tonnes of LNG over five years;

- A Key Terms Agreement with Chubu Electric Power Company Inc. of Japan on 3 August 2001 for 0.6 mtpa of LNG, starting 2009; and

- A Sales and Purchase Agreement with Tokyo Gas Co. Ltd and
Toho Gas Co. Ltd of Japan on 25 October 2001 for the purchase and supply of 1.37 mtpa of LNG starting in 2004.

Last year BHP Billiton announced approval for a fourth train expansion of the LNG facilities at the North West Shelf Project on the Burrup Peninsula in Western Australia.

BHP Billiton's equity in the North West Shelf Project is 16.67 per cent.
The other participants are Woodside Energy Ltd (operator - 16.67 per cent); BP Developments Australia Pty Ltd (16.67 per cent); Chevron Australia Pty Ltd (16.67 per cent); Japan Australia LNG (MIMI) Pty Ltd (16.67 per cent); and Shell Development (Australia) Proprietary Limited (16.67 per cent).

Further information can be found on our Internet site:
http://www.bhpbilliton.com

Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com


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